OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MedAire, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
U58215101
(CUSIP Number)
Leonardo Loo, Esq.
Gallagher & Kennedy, P.A.
2575 East Camelback Road
Phoenix, Arizona 85016-9225
(602) 530-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 18, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	U58215101	Page	2	of	13 Pages

1	NAMES OF REPORTING PERSONS: Excellus Investments Pte Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		44,340,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

44,340,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

44,340,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

77.08% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The Reporting Person disclaims beneficial interest in 16,951,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 16,951,065 shares represent approximately 29.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.	U58215101	Page	3	of	13 Pages

1	NAMES OF REPORTING PERSONS: Best Dynamic Services Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		44,340,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

44,340,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

44,340,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

77.08% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The Reporting Person disclaims beneficial interest in 16,951,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 16,951,065 shares represent approximately 29.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.	U58215101	Page	4	of	13 Pages

1	NAMES OF REPORTING PERSONS: Blue Cross Travel Services B.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		44,340,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

44,340,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

44,340,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

77.08% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The Reporting Person disclaims beneficial interest in 16,951,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 16,951,065 shares represent approximately 29.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.	U58215101	Page	5	of	13 Pages

1	NAMES OF REPORTING PERSONS: International SOS (EMEA) Holdings N.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Netherlands Antilles

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		44,340,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

44,340,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

44,340,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

77.08%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The Reporting Person disclaims beneficial interest in 16,951,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 16,951,065 shares represent approximately 29.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.	U58215101	Page	6	of	13 Pages

1	NAMES OF REPORTING PERSONS: AEA International Holdings Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		44,340,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

44,340,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

44,340,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

77.08%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The Reporting Person disclaims beneficial interest in 16,951,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 16,951,065 shares represent approximately 29.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.	. U58215101	Page	7	of	13 Pages

1	NAMES OF REPORTING PERSONS: Arnaud P.A. Vaissie

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

France

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		44,340,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

44,340,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

44,340,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

77.08%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The Reporting Person disclaims beneficial interest in 16,951,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 16,951,065 shares represent approximately 29.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.	U58215101	Page	8	of	13 Pages

1	NAMES OF REPORTING PERSONS: Pascal M.G. Rey-Herme

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

France

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		44,340,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

44,340,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

44,340,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

77.08%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The Reporting Person disclaims beneficial interest in 16,951,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 16,951,065 shares represent approximately 29.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.	U58215101	Page	9	of	13 Pages

1	NAMES OF REPORTING PERSONS: Laurent Sabourin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

France

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		44,340,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

44,340,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

44,340,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

77.08%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The Reporting Person disclaims beneficial interest in 16,951,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 16,951,065 shares represent approximately 29.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.	U58215101	Page	10	of	13 Pages
     This Amendment No. 2, filed by Excellus Investments Pte Ltd., a corporation organized under the laws of the Republic of Singapore (“Excellus”), Best Dynamic Services Limited, a corporation organized under the laws of the British Virgin Islands (“BDS,” and together with Excellus, the “BDS Parties”), Blue Cross Travel Services B.V., a corporation organized under the laws of The Netherlands (“Blue Cross”), International SOS (EMEA) Holdings N.V., a corporation organized under the laws of Netherlands Antilles (“ISOSH”), AEA International Holdings Limited, a corporation organized under the laws of the British Virgin Islands (“AEA Holdings”), Arnaud P.A. Vaissie (“Vaissie”), Pascal M.G. Rey-Herme (“Rey-Herme”), and Laurent Sabourin (“Sabourin”, together with Vaissie, Rey-Herme, Excellus, BDS, Blue Cross, ISOSH, and AEA Holdings, the “Reporting Persons” and each a “Reporting Person”), amends and supplements the Schedule 13D (“Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 29, 2006, and amended on March 16, 2007 (“Amendment No. 1”), relating to the common stock, $0.001 par value (the “Common Stock” or “Shares”), of MedAire, Inc., a Nevada corporation (the “Issuer”).
Item 3. Source and Amount of funds or Other Consideration
The following is hereby inserted to the end of Item 3:
On April 18, 2007, Excellus transferred its 10,884,155 shares of Common Stock of Issuer into Procuro, Inc., a Nevada corporation (“Procuro”), as capital contribution in exchange for shares of Procuro common stock, $0.001 par value per share. Reference is hereby made to Item 4 below.
Item 4. Purpose of Transaction
The following is hereby inserted to the end of Item 4:
     The shares of Issuer Common Stock were contributed to Procuro by Gaelic, LLC (“Gaelic”), BDS, and Excellus in exchange for common stock of Procuro pursuant to the terms of the Shareholders Agreement, which is attached as an exhibit to this Amendment No. 2. Immediately after such contribution of Issuer Common Stock, Gaelic sold 1,725,000 shares of Procuro common stock to Excellus for a purchase price of (Australian Dollars) A$1.20 per share of Procuro common stock. It is contemplated that all shares of Issuer Common Stock, approximately 10,400 shares, held by Joan Sullivan Garrett (“Garrett”, and together with Gaelic, the “Garrett Parties”) individually will also be contributed to Procuro by Garrett in exchange for common stock of Procuro as soon as possible. The purpose of the transfer of the Issuer Common Stock to Procuro is to facilitate the orderly sale of the Issuer Common Stock owned by the Garrett Parties to the BDS Parties in furtherance of the Letter Agreements dated December 17, 2005 between BDS and Garrett.
     Among other agreements described in the Shareholders Agreement, the Shareholders Agreement provides:
–	for the contribution by the Garrett Parties, BDS and Excellus of the Issuer Common Stock owned by them to Procuro, in exchange for shares of common stock of Procuro;

–	that any other Issuer Common Stock that is otherwise owned by the Garrett Parties, BDS and Excellus or is acquired directly or indirectly by the parties or their affiliates following the execution of the Shareholders Agreement be transferred to Procuro in exchange for common stock in Procuro;

–	for the sale of Procuro common stock by the Garrett Parties to Excellus and BDS in tranches as described in the Shareholders Agreement and, if neither party has instituted an offer to purchase the other’s Procuro common stock at an appraised value as set forth in the Shareholders Agreement by March 31, 2011 or if all shares of Procuro common stock owned by the Garrett Parties are not sold to the BDS Parties by May 31, 2011, then the Garrett Parties and the BDS Parties shall cause Procuro to be immediately dissolved and the Issuer Common Stock held by Procuro will be distributed to the Garrett Parties, on the one hand, and the BDS Parties, on the other hand, in each case in proportion to their Common Stock ownership in Procuro at the time and the Shareholders Agreement will be terminated;

–	that if an all cash tender offer is commenced by a third party for the Issuer’s Common Stock during the term of the Shareholders Agreement and if the board of directors of Procuro cannot agree on whether to participate in the tender offer, then any holder of Procuro common stock may participate in the tender offer with respect to its pro rata share of Issuer Common Stock held by Procuro unless the shareholder who does not elect to participate in the tender offer agrees to buy the other’s shares of Procuro common stock at the tender offer price and on the tender offer closing;

CUSIP No.	U58215101	Page	11	of	13 Pages
–	that if Procuro, any of the BDS Parties or their respective affiliates desire to acquire shares of Issuer Common Stock from any third parties, whether in the form of a tender offer, acquisition, option, merger or otherwise (an “Acquisition”), and the Garrett Parties are required or eligible to vote on such Acquisition, the Garrett Parties agree to vote all of their shares of Procuro common stock or Issuer Common Stock in favor of the Acquisition and, in the event of the closing of the Acquisition, the Garrett Parties shall have the right to sell their shares of Procuro common stock to the BDS Parties at the price specified in the Shareholders Agreement;

–	that the Board of Directors of Procuro shall consist of one member appointed by Garrett and one member appointed by BDS, and the initial members of the Procuro Board of Directors shall be Garrett and Mr. Laurent Sabourin;

–	that the Board of Directors of the Issuer shall continue to be Garrett, six directors nominated by BDS, and two directors nominated by Garrett; provided, however, that once Gaelic’s share ownership in Procuro has been reduced to one-half of its holdings as of the date of the Shareholders Agreement, the individuals comprising the Issuer’s Board of Directors shall be Garrett, seven directors nominated by BDS, and one director nominated by Garrett; provided further that once Gaelic’s share ownership in Procuro has been reduced to one-tenth of its holdings as of the date of the Shareholders Agreement, the individuals comprising the Issuer’s Board of Directors shall be Garrett and eight directors nominated by BDS; and

–	that, except with respect to the election of the Board of Directors of the Issuer, the Issuer Common Stock owned by Procuro shall be voted in a manner determined by Procuro’s board of directors and, if Procuro’s board of directors cannot so agree, then votes shall be cast in the manner, at all times not inconsistent with the terms and intent of the Letter Agreements between BDS and Garrett executed on December 17, 2005, as directed by Garrett with respect to the number of shares of Procuro common stock owned by the Garrett Parties and, as directed by Mr. Laurent Sabourin, with respect to the number of shares of Procuro common stock owned by the BDS Parties.
Item 5. Interest in Securities of the Issuer
The following is hereby inserted to the end of Item 5:
The descriptions contained in Item 3 and Item 4 above are incorporated herein by reference. Based on the Issuer’s Form 10K filed on April 2, 2007, as of March 28, 2007, there were outstanding 57,527,960 shares of Common Stock of the Issuer. As of the date hereof, following the transfers of Procuro stock from Gaelic to Excellus, as described in the Shareholders Agreement, the Reporting Persons are deemed to beneficially own, and hold share voting and dispositive power over, 27,389,304 shares of Common Stock of the Issuer through Procuro, representing approximately 47.61% of the issued and outstanding Common Stock of the Issuer, 14,780,149 of which are beneficially owned by BDS indirectly through Procuro and 12,609,155 of which are beneficially owned by Excellus indirectly through Procuro. Because of the transactions described in Item 4 above, the Reporting Persons may be deemed to own or share the power to vote the shares of Common Stock beneficially owned by Gaelic and/or Garrett. The Reporting Persons expressly disclaim such beneficial ownership and expressly disclaim that they are members of any group for purposes of Section 13(d) or 13(g) of the Act, and that they have agreed to act as a group other than as described in this Statement. To the Reporting Persons’ knowledge, Gaelic and Garrett are the beneficial owners of 16,961,465 shares of Common Stock of the Issuer, representing approximately 29.48% of the issued and outstanding Common Stock of the Issuer, 16,951,065 of which are beneficially owned by Gaelic through Procuro and 10,400 of which are currently owned directly by Garrett.
With respect to transactions effected in the past 60 days, prior to the transactions described in Item 4 above, on April 10, 2007, Excellus purchased 2,846,200 shares of Common Stock of Issuer for $0.9647 USD per share in an off-market transaction. Additionally, on April 11, 2007, Excellus purchased 1,140,475 shares of Common Stock of Issuer for $0.8399USD per share in an off-market transaction. Shortly thereafter, on April 18, 2007, Excellus transferred its aggregate 10,884,155 shares of Common Stock of Issuer into Procuro as capital contribution in exchange for shares of Procuro common stock, $0.001 par value per share, as further described above.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The descriptions contained in Items 4 and 5 above are incorporated herein by reference. Except as described in this Statement and Schedule 13D, the Reporting Persons are not aware of any other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of Schedule 13D and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No.	U58215101	Page	12	of	13 Pages
Item 7. Material to Be Filed as Exhibits
Exhibit 1 — Joint Filing Agreement of the Reporting Persons.
Exhibit 2 — Shareholders Agreement by and among Procuro, Inc., Best Dynamic Services Limited, Excellus Investments Pte Ltd., Gaelic, LLC, and Joan Sullivan Garrett, dated April 18, 2007.

CUSIP No.	U58215101	Page	13	of	13 Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2007	EXCELLUS INVESTMENTS PTE LTD.

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Director

BEST DYNAMIC SERVICES LIMITED

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Director

BLUE CROSS TRAVEL SERVICES B.V.

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Managing Director

INTERNATIONAL SOS (EMEA) HOLDINGS N.V.

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Managing Director

AEA INTERNATIONAL HOLDINGS LIMITED

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Director

ARNAUD P.A. VAISSIE

/s/ Arnaud P.A. Vaissie

PASCAL M.G. REY-HERME

/s/ Pascal M.G. Rey-Herme

LAURENT SABOURIN

/s/ Laurent Sabourin

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1
EXCELLUS INVESTMENTS PTE LTD. – AMENDMENT NO. 2 TO SCHEDULE 13D
JOINT FILING AGREEMENT
The undersigned hereby agree that this Amendment No. 2, dated April 23, 2007, with respect to the shares of common stock, $0.001 par value per share, of MedAire, Inc., is, and any amendments to such Schedule 13D signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. Each of the undersigned hereby agrees that it shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: April 23, 2007	EXCELLUS INVESTMENTS PTE LTD.

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Director

BEST DYNAMIC SERVICES LIMITED

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Director

BLUE CROSS TRAVEL SERVICES B.V.

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Managing Director

INTERNATIONAL SOS (EMEA) HOLDINGS N.V.

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Managing Director

AEA INTERNATIONAL HOLDINGS LIMITED

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Director

ARNAUD P.A. VAISSIE

/s/ Arnaud P.A. Vaissie

PASCAL M.G. REY-HERME

/s/ Pascal M.G. Rey-Herme

LAURENT SABOURIN

/s/ Laurent Sabourin

EXHIBIT 2
EXCELLUS INVESTMENTS PTE LTD. – AMENDMENT NO. 2 TO SCHEDULE 13D
SHAREHOLDERS AGREEMENT

SHAREHOLDERS AGREEMENT
     This Shareholders Agreement (this “Agreement”) is made and entered into as of this 18th day of April, 2007 (the “Effective Date”), by and among Procuro, Inc., a Nevada corporation (the “Company”), Best Dynamic Services Limited, a corporation organized under the laws of the British Virgin Islands (“BDS”), Excellus Investments Pte Ltd., a corporation organized under the laws of the Republic of Singapore (“Excellus”, together with BDS, the “BDS Parties”, or individually, a “BDS Party”), Gaelic, LLC, an Arizona limited liability company (“Gaelic”), and Joan Sullivan Garrett (“Garrett, together with Gaelic, the “Garrett Parties”).
RECITALS
     A. Immediately prior to the execution of this Agreement, BDS, Excellus, Gaelic and Garrett were owners of the following number of shares of common stock, $0.001 par value per share, of MedAire, Inc., a Nevada corporation (“MedAire”):

Shareholder	Shares of MedAire

Gaelic	18,676,065

Garrett	10,400

BDS	14,780,149

Excellus	10,884,155
     B. Garrett is the sole manager of, and is the sole authorized signatory for, Gaelic, and, in such capacities, Garrett has the sole right and power to control the ownership, disposition, and voting of shares of stock of MedAire owned by Gaelic. The Joan Sullivan Family Trust U/T/A, dated October 6, 1993, as amended (the “Joan Sullivan Garrett Family Trust”) is the sole member of Gaelic.
     C. The parties desire to contribute all of their shares (the “Contributed MedAire Stock”) of common stock of MedAire (the “MedAire Stock”) into the Company in exchange for shares of common stock, $0.001 par value per share, of the Company (the “Common Stock”), resulting in each party holding the following shares of Common Stock immediately following the execution of this Agreement:

Shareholder	Shares of the Company

Gaelic	18,676,065

Garrett	10,400

BDS	14,780,149

Excellus	10,884,155

     D. To provide for the orderly disposition of Common Stock, continuity of management of the Company and other matters, the parties hereto wish to enter into this Agreement knowing that it is in their best interests, as well as in the best interest of the Company.
     In consideration of the foregoing premises and mutual covenants set forth in this Agreement, the parties agree as follows:
AGREEMENT
     1. Definitions.
          (a) “Affiliate” means with respect to any Person (i) any officer, director, manager, general partner, trustee, family member, or family trust of such Person; (ii) any Person directly or indirectly owning, controlling, or holding with power to vote fifty percent (50%) or more of the outstanding voting securities, partnership interests, limited liability company interests, or other equity interests of such Person or such other Person; (iii) any Person fifty percent (50%) or more of whose outstanding voting securities, partnership interests, limited liability company interests, or other equity interests are directly or indirectly owned, controlled, or held with power to vote by such Person; (iv) any corporation, partnership, limited liability company, trust, or other entity, directly or indirectly through one or more intermediaries, controlling, controlled by, or under common control with such Person; and (v) any officer, director, manager, general partner, trustee, or beneficiary of any entity described in clauses (i) through (iv). For purposes of this definition and this Agreement, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person or group of Persons, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, partnership interests, limited liability company interests, or other interests, or by contract or otherwise.
          (b) “Person” means any individual and any legal entity.
          (c) “Pre-Determined Purchase Price” means a cash purchase price per share of Common Stock equal to the greater of (i) the average weighted quoted price of the MedAire Stock as reported by the Australian Stock Exchange (or any successor exchange or market on which the MedAire Stock is then traded or quoted) over the ninety (90) calendar days prior to the determination date, or (ii) the sum of (1) the EBITDA per outstanding share of MedAire Stock derived from the last annual audited financial statements of MedAire prior to the determination date, multiplied by seven and one-half (7.5), plus (2) MedAire’s net cash per outstanding share as reflected in the most recent financial statements publicly filed by MedAire with the Securities and Exchange Commission (the “SEC”) or the Australian Stock Exchange (or any successor exchange or market on which the MedAire stock is then traded or quoted) prior to the determination date; provided, however, that if MedAire ceases to publicly file its financial statements during the term of this Agreement, the net cash per share shall be derived from the most recent quarterly audited, or if not audited, quarterly reviewed, internal financial statements of MedAire that are prepared for a period not more than six months prior to the determination date. The EBITDA per share will be determined by MedAire’s independent accountants on a fully-diluted basis employing the assumption that all vested and exercisable rights to acquire MedAire Stock have been exercised in accordance with their applicable terms and conditions.
          (d) “Shareholder(s)” means BDS, Excellus, Gaelic and Garrett.
          (e) “Transfer” means to sell, assign, transfer, give, donate, pledge, deposit, alienate, bequeath, devise, permit to pass pursuant to any proceedings involving the dissolution of a marriage, or otherwise encumber or dispose of, in any way or manner whatsoever (whether with or without consideration and whether voluntarily or involuntarily or by operation of law).
     2. Contribution of MedAire Shares.
          (a) Contributed MedAire Stock. Each of the Shareholders, in exchange for an equal number of shares of Common Stock as set forth in Recital C above, hereby transfers, assigns, conveys and contributes to the Company, as a contribution to its capital, all its respective right, title and interest in and to the Contributed MedAire Stock, including all rights, contracts, claims, voting and management privileges, distribution and payment rights of whatsoever kind or nature, wherever located, tangible or intangible, accrued or not accrued, and now or hereafter owned by each of the Shareholders with regard to their ownership of the Contributed MedAire Stock.
          (b) Future MedAire Stock. The parties agree that any MedAire Stock which is otherwise presently owned or which may hereafter be acquired by a party to this Agreement, whether directly or indirectly through an Affiliate of such party shall be immediately contributed by such party to the Company in exchange for one (1) share of Common Stock for each one (1) share of MedAire Stock; provided, however, that if the shares of MedAire Stock are subdivided, split or combined into a greater or smaller number of shares MedAire Stock, the Common Stock to be issued to the party contributing the MedAire Stock shall be proportionately decreased in the case of a subdivision or split, or proportionately increased in the case of a combination.
     3. Prohibited Transfers of Gaelic. Without the prior written consent of the BDS Parties, which consent may be given or withheld in the sole and absolute discretion of the BDS Parties, the Joan Sullivan Garrett Family Trust, as the sole member of Gaelic, will not Transfer all or any of its membership interest in Gaelic, and will not take any action which would, or with the passage of time could, result in the failure of Garrett to remain the sole manager of, and the sole authorized signatory for, Gaelic, or take any action to remove the manager’s sole power to control the ownership, disposition, and voting of any securities owned by Gaelic. Notwithstanding the foregoing, the BDS Parties have previously consented to the Transfers by the Joan Sullivan Garrett Family Trust as expressly set forth in the Assignment, Acknowledgement and Consent Agreement, dated as of December 26, 2006, by and among BDS, Gaelic, Garrett, the Joan Sullivan Garrett Family Trust, The Aaron C. Hawkins Irrevocable Trust, The Joshua B. Hawkins Irrevocable Trust, and The Franklin D. Garrett Irrevocable Trust. Garrett, in her capacity as the sole manager, will not approve or consent to (i) the Transfer of any Gaelic membership interest; nor (ii) the admission of any new member to Gaelic, except for the Transfers to family members previously approved by the BDS Parties.

     4. Restriction on Transfers of Common Stock; Purchases of Common Stock.
          (a) Prohibition on Transfers of Common Stock by the Garrett Parties. Except as provided in Sections 4(b), 4(c) and 5 below, during the term of this Agreement none of the Garrett Parties will Transfer or propose to Transfer any of the Common Stock owned by such Shareholder without the prior written consent of the BDS Parties, which consent may be given or withheld at the sole and absolute discretion of the BDS Parties. Without limiting the generality or applicability of the foregoing, none of the Garrett Parties will, nor will propose to, at any time, encumber, pledge, or in any way create a security interest in any of the Common Stock owned by such Shareholder without the prior written consent of the BDS Parties, which consent may be given or withheld at the sole and absolute discretion of the BDS Parties. Any attempted Transfer or encumbrance of the Common Stock contrary to the provisions of this Agreement will be null and void.
          (b) Sale of Common Stock by the Garrett Parties to the BDS Parties.
               (i) First Purchase. Immediately following the execution of this Agreement and the contribution of the MedAire Stock pursuant to Section 2(a) above, Gaelic shall sell, convey, transfer and assign to any of the BDS Parties, or a designee of any of the BDS Parties (to be determined in the sole discretion of the BDS Parties), and the BDS Parties or their assignee shall purchase from Gaelic, One Million Seven Hundred Twenty Five Thousand (1,725,000) shares of Common Stock for a purchase price of (Australian Dollars) A$1.20 per share of Common Stock paid in United States Dollars based on the conversion price on the date of sale as determined in accordance with Section 4(b)(vi).
               (ii) Second and Third Purchases. On each of June 5, 2007 and December 5, 2007, Gaelic shall sell, convey, transfer and assign to any of the BDS Parties, or a designee of any of the BDS Parties (to be determined in the sole discretion of the BDS Parties), and the BDS Parties or their assignee shall purchase from Gaelic, an additional One Million Seven Hundred Twenty Five Thousand (1,725,000) shares of Common Stock on each such date, for a purchase price of A$1.20 per share of Common Stock paid in United States Dollars based on the conversion price on the date of sale as determined in accordance with Section 4(b)(vi).
               (iii) Additional Purchases.
               (1) Selling Opportunities. Beginning on June 5, 2008 and continuing on each December 5th and June 5th thereafter until December 5, 2010 (each such date, a “Selling Date”), the Garrett Parties will have the right, but not the obligation, to sell to any of the BDS Parties, or a designee of any of the BDS Parties (to be determined in the sole discretion of the BDS Parties), a number of shares of Common Stock that are then owned by the Garrett Parties equal to an amount not more than three percent (3%) of the then issued and outstanding shares of MedAire Stock (a “3% Block”), at the Pre-Determined Purchase Price paid in United States Dollars based on the conversion price on the Selling Date as determined in accordance with Section 4(b)(vi). If any of the Garrett Parties elect to sell any shares of Common Stock on a Selling Date, the BDS Parties or their designee shall be required to purchase such shares. For illustration purposes only, if at the time of a Selling Date the issued and outstanding shares of MedAire Stock is 57,527,960, then the Garrett Parties will have the right to sell to the BDS Parties at such Selling Date up to 1,725,838 (57,527,960 x 3% = 1,725,838) shares of Common Stock owned by the Garrett Parties at the Pre-Determined Purchase Price. The Garrett Parties may exercise their right to sell under this Section 4(b)(iii) by providing written notice to the BDS Parties of their intention to sell, along with the number of shares intended to be sold, no later than fourteen (14) calendar days prior to the applicable Selling Date. In the event a 3% Block eligible to be sold at a Selling Date is not sold by the Garrett Parties, the Garrett Parties shall not have the right to sell such 3% Block to the BDS Parties at any other subsequent Selling Date.
               (2) Sale to Third-Party; Right of First Refusal. If the Garrett Parties elect not to sell a 3% Block to the BDS Parties on a Selling Date at the Pre-Determined Purchase Price, the Garrett Parties may sell shares of Common Stock up to the 3% Block to a Third-Party Purchaser (as defined in Section 5 below), subject to the right of first refusal to purchase by the BDS Parties set forth in Section 5 below.
               (iv) Purchases/Sales After December 5, 2010. If for whatever reason the Garrett Parties continue to own shares of Common Stock after December 5, 2010, whether because the Garrett Parties do not offer to sell to the BDS Parties shares of Common Stock at any Selling Date pursuant to Section 4(b)(iii) or otherwise, then at any time on or after February 28, 2011, the parties may, but are not obligated to, enter into any purchase or sale of Common Stock between the parties based on a share valuation of MedAire Stock determined pursuant to this Section 4(b)(iv).
               (1) Any Shareholder may give notice to the other Shareholders of its intent to seek an appraisal of MedAire and the MedAire Stock. Promptly following such notice, and in any event with five (5) days thereafter, the Garrett Parties and the BDS Parties shall mutually select an independent professional valuation company to conduct the appraisal. If the Garrett Parties and the BDS Parties cannot agree on the selection of the valuation company, the company chosen by the Garrett Parties and the company chosen by the BDS Parties shall agree on a third independent company to conduct the appraisal. The valuation company shall value MedAire as a whole without regard to its then current trading price, if any, based on such measures of valuation the valuation company deems relevant and appropriate in the circumstances, and shall render its report within 30 days following its appointment. The value of the MedAire Stock shall be the appraised value of MedAire divided by the shares of MedAire Stock then outstanding on a fully-diluted basis employing the assumption that all vested and exercisable rights to acquire MedAire Stock have been exercised in accordance with their applicable terms and conditions (the “Appraised Stock Value”). The costs of the appraisal shall be borne equally by the Garrett Parties and the BDS Parties.
               (2) The Garrett Parties may offer to sell to the BDS Parties, and the BDS Parties, or a designee of any of the BDS Parties (to be determined in the sole discretion of the BDS Parties), may agree to purchase, at its sole discretion, all remaining shares of Common Stock then owned by the Garrett Parties at the Appraised Stock Value. Similarly, the BDS Parties may offer to purchase from the Garrett Parties, and the Garrett Parties may at their sole discretion agree to sell to the BDS Parties or a designee of any of the BDS Parties, all remaining shares of Common Stock then owned by the Garrett Parties at the Appraised Stock Value. Any Shareholder desiring to sell or purchase pursuant to this Section 4(b)(iv)(2) shall give notice to the other Shareholders of its intent to sell or purchase, as applicable, including a proposed closing date of the transaction which shall be no earlier than 30 days after the completion of the final evaluation report referenced in Section 4(b)(iv)(1) above.
               (3) If the process described in Section 4(b)(iv) is not instituted by March 31, 2011, or if all of the shares of Common Stock then owned by the Garrett Parties are not Transferred to the BDS Parties by May 31, 2011, then the Shareholders shall cause (i) the Company to be immediately dissolved, (ii) the MedAire Stock held by the Company to be distributed to the Garrett Parties, on the one hand, and the BDS Parties, on the other hand, in each case in proportion to their Common Stock ownership in the Company at the time, and (iii) this Agreement to be terminated.
               (v) Purchase Arising from Garden Leave. In the event Garrett is placed on “garden leave” by MedAire pursuant to Section 2(a) of the Employment Agreement, dated effective as of March 1, 2006, entered into by and between MedAire and Garrett, then the Garrett Parties will have the right, but not the obligation, to sell to any of the BDS Parties, or a designee of any of the BDS Parties (to be determined in the sole discretion of the BDS Parties), no less than all of the shares of Common Stock held by the Garrett Parties at the Pre-Determined Purchase Price. In no event shall this Section 4(b)(v) apply if Garrett elects to place herself on such “garden leave”.
               (vi) Mechanics of Transfer. The purchase price for all purchases made under Sections 4(b)(i)-(v) above shall be paid in U.S. Dollars at the applicable rate of exchange as determined by JPMorgan Chase & Co. as of the date of such purchase. Any purchases made pursuant to Sections 4(b)(i)-(v) above shall be effective upon (A) the delivery by the applicable BDS Party to the Garrett Parties of the applicable purchase price by wire transfer of immediately available funds to the account specified by the Garrett Parties in the notice of sale, and (B) the delivery by the Garrett Parties to the applicable BDS Party of stock certificates evidencing such shares of Common Stock to be purchased, validly endorsed by the Garrett Parties to the applicable BDS Party or with duly executed stock powers attached. Title to any shares of Common Stock purchased under this Section 4 shall vest with the applicable BDS Party free and clear of any and all liens, claims, charges, pledges, encumbrances and security interests. Any wire transfer costs imposed by any banking institution shall be borne by the BDS Parties. Whenever the BDS Parties nominate a purchaser under this Section 4, the BDS Parties shall nevertheless be responsible to the Garrett Parties to ensure that the full purchase price is paid.
          (c) Response to Tender Offer.
               (i) Third-Party Tender Offer. Notwithstanding the foregoing provisions of this Section 4, if an all-cash tender offer is commenced during the term of this Agreement by a third party for MedAire Stock at a price per share that exceeds the Pre-Determined Purchase Price, and the Board of Directors of the Company cannot agree on whether to participate in the tender offer, then any Shareholder may participate in the tender offer with respect to its pro rata share of the MedAire Stock held by the Company (and such MedAire Stock shall be distributed to the Shareholder in order to effectuate such participation) unless the Shareholder who does not elect to participate in the tender offer agrees to buy the other’s shares of Common Stock at the tender offer price and on the tender offer closing date. If for any reason the tender offer does not close, the agreement to buy the shares shall be null and void and this Agreement shall continue in full force and effect until terminated in accordance with its terms.
               (ii) Tender Offer by Company. Notwithstanding anything in this Agreement to the contrary, in the event the Company, any of the BDS Parties or their respective Affiliates desire to acquire any shares of MedAire Stock from any third parties, whether in the form of a tender offer, acquisition, option, merger, or otherwise (an “Acquisition”), and the Garrett Parties are required or eligible to vote on such Acquisition for whatever reason, the Garrett Parties agree to vote all of their shares of Common Stock and/or MedAire Stock, pursuant to Sections 8(d) and (e), in favor of such Acquisition and agree to take any and all action necessary or appropriate (whether in its capacity as a shareholder, director, officer or otherwise) to effectuate such Acquisition, provided that the Garrett Parties are not required to contribute to any expenses associated with such Acquisition. In the event of a successful closing of an Acquisition, the Garrett Parties shall have the right to sell their shares of Common Stock to the BDS Parties pursuant to Section 4(b)(iii) above at the greater of the Pre-Determined Purchase Price or the per share purchase price under the Acquisition, and in accordance with the selling schedule set forth in Section 4(b)(iii).
     5. Right of First Refusal.
          (a) General. Without limiting the generality or applicability of Section 4(a) and subject to Section 4(a), if any Shareholder (each, a “Selling Shareholder”) desires to sell any of its shares of Common Stock to any third-party (the “Third-Party Purchaser”) at any time, it may do so only pursuant to a bona fide purchase offer by the Third Party Purchaser to purchase those shares for cash and only if Selling Shareholder first offers to sell those shares of Common Stock (the “Offered Shares”) to the other non-selling Shareholders (the “Non-Selling Shareholders”) pursuant to the terms of this Section 5.
          (b) Notice. At least thirty (30) calendar days prior to selling the Offered Shares, the Selling Shareholder shall deliver a written notice (the “Sale Notice”) to the Non-Selling Shareholders, setting forth the identity of the prospective Third-Party Purchaser, and the principal terms and conditions of the proposed sale, including the aggregate number of Offered Shares to be sold, the price thereof, and the date on which the proposed sale is scheduled to be made. Any of the Non-Selling Shareholders may, by written notice given to the Selling Shareholder within fifteen (15) calendar days of the receipt of the Sale Notice, agree to buy any or all of the Offered Shares for the lesser of (i) the Pre-Determined Purchase Price, or (ii) the purchase price per share and otherwise on the same terms and conditions offered by the Third-Party Purchaser.
          (c) Closing. On the thirtieth (30th) day following delivery of the Sale Notice, the Non-Selling Shareholders shall make payment for the Offered Shares purchased, and the Selling Shareholder shall deliver stock certificates evidencing such Offered Shares to be purchased, validly endorsed by the Selling Shareholder to the applicable Non-Selling Shareholders or with duly executed stock powers attached. Title to any of the Offered Shares purchased hereunder shall vest with the applicable Non-Selling Shareholders free and clear of any and all liens, claims, charges, pledges, encumbrances and security interest.

          (d) Sale to Third-Party Purchaser. If all of the Offered Shares are not purchased by any of the Non-Selling Shareholders, the Selling Shareholder may then sell the Offered Shares not so purchased to the Third-Party Purchaser identified in and in accordance with the Sale Notice, provided that (i) such transfer occurs within fifteen (15) calendar days after the closing date specified in Section 5(c) above, and (ii) the Third-Party Purchaser first agrees to abide by and executes a counterpart of this Agreement. Any sale not consummated within such 15 day period or any sale to any different party or on different terms or conditions shall first require further notice and offering to the Non-Selling Shareholders in the manner provided in this Section 5.
          (e) Permitted Transfers. Notwithstanding anything herein to the contrary, the restrictions set forth in this Section 5 shall not be applicable in the event such Transfer is made by any BDS Party to another Shareholder or an Affiliate of such Shareholder.
     6. Shares Governed by Agreement. The terms and conditions set forth in this Agreement apply to, and govern the Transfer of, all shares of Common Stock and MedAire Stock owned as of the Effective Date or acquired after the Effective Date, by whatever means, by a Shareholder, a Shareholder’s Affiliate, or its respective estate, heirs, successors, or assigns.
     7. Composition of Board of Directors.
          (a) Company. From and after the date of this Agreement and for the duration of its term, each Shareholder shall vote all of its shares of Common Stock and any other voting securities of the Company over which such Shareholder has voting control and shall take all other necessary or desirable actions within its control (whether in its capacity as a shareholder, director, officer or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings) so that (i) the Board of Directors of the Company (the “Company Board”) shall consist of two (2) directors, and (ii) the following individuals shall be elected to the Company Board and shall serve on each committee thereof: (A) one (1) representative designated by Garrett, whom shall initially be Garrett, (B) one (1) representative designated by BDS, whom shall initially be Laurent Sabourin (“Sabourin”). The Shareholders shall at all times during the term of this Agreement vote the Common Stock in a manner consistent with this Section 7(a).
          (b) MedAire. The Shareholders agree that the Board of Directors of MedAire (the “MedAire Board”) shall continue to be (i) six (6) directors nominated by BDS, (ii) Garrett, and (iii) two (2) directors nominated by Garrett (each, a “Garrett Nominee”). Once Gaelic’s share ownership in the Company has been reduced to one-half of its current holdings set forth in Recital C above, the individuals comprising the MedAire Board shall be (i) seven (7) directors nominated by BDS, (ii) Garrett, and (iii) one (1) Garrett Nominee. Once Gaelic’s share ownership has been reduced to one-tenth of its current holdings set forth in Recital C above, the individuals comprising the MedAire Board shall be (i) eight (8) directors nominated by BDS, and (ii) Garrett. The Company shall at all times during the term of this Agreement vote the MedAire Stock in a manner consistent with this Section 7(b). With respect to the MedAire Board:
               (i) D&O Insurance. The D&O Insurance currently in place for MedAire shall be reviewed, evaluated and increased as deemed necessary by the MedAire Board or desirable in order to reflect risks relating to any increase in related party transactions involving MedAire.
               (ii) Access to Special Counsel for Independent Directors. To the extent that any of the independent directors (the “Independent Directors”) of MedAire finds it necessary or desirable to engage special counsel to advise them in connection with the exercise of their fiduciary duties to MedAire and its stockholders, then MedAire shall authorize any Independent Director (on behalf of all of the Independent Directors as a group) to engage such special counsel of the Independent Director’s choice at the reasonable expense of MedAire; provided, however, that notwithstanding anything herein to the contrary, in no event shall MedAire be responsible for or obligated to pay any expenses greater than $25,000 in the aggregate in any calendar year for the Independent Directors as a group.
     8. Capital Contributions; Shareholder Protections; Voting of Common Stock and MedAire Stock.
          (a) No Additional Capital Contributions. The Garrett Parties shall not be required to make any capital contributions to the Company beyond the contribution of MedAire Stock pursuant to Section 2. The Garrett Parties shall be required to make additional capital contributions only in the amounts and at the times that it, in their sole discretion, shall have agreed to contribute to the Company.
          (b) No Guaranty Obligations. In no event shall the Garrett Parties be required to guaranty or serve as surety for any debts, financings, or refinancings of the Company. Except as otherwise provided by law or pursuant to any agreement signed by the Shareholders, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and no Shareholder shall be obligated personally for such debt, obligation or liability of the Company solely by reason of being a Shareholder.
          (c) Purpose of Company. The parties agree that the sole purpose of the Company shall be to hold, manage, acquire, dispose of, and vote shares of MedAire Stock as provided in this Agreement. The parties agree that any disposal of shares of MedAire Stock shall be made in compliance with all applicable securities laws and regulations and shall be subject to the approval of the Company Board. The Company shall not engage in any business, acquire any assets, or incur any liabilities inconsistent with the foregoing purpose. The Shareholders agree that the Company’s articles of incorporation and bylaws may not be amended during the term of this Agreement without the unanimous consent of all Shareholders.
          (d) Voting of Common Stock; Company Action. Any corporate action by the Company requiring the approval of the Board of Directors of the Company shall be taken upon the approval of the Company Board, and if the Company Board cannot so agree, then each party herein agrees that such action shall be determined and submitted to a vote of the Shareholders (or each party shall cause the Company Board to so submit such action to a vote of the Shareholders), such action to be approved upon the simple majority vote of the outstanding shares of Common Stock. The Shareholders agree that such action may be taken without a meeting if one or more consents in writing, setting forth the action so taken, is signed by the holders of a majority of the outstanding shares of Common Stock; provided that any such consents shall be promptly provided to all Shareholders who are not signatories thereto. Notwithstanding the foregoing, this Section 8(d) shall not apply to (i) the selection of the Company Board, as provided in Section 7(a), (ii) the ability of the Company to amend the Company’s articles of incorporation or bylaws, as provided in Section 8(c) above, or (iii) the Company’s ability to amend the terms of this Agreement.
          (e) Voting of MedAire Stock. Except as provided in Section 7(b), the MedAire Stock held by the Company shall be voted in the manner determined by the Company’s Board of Directors, and if the Board cannot so agree, then votes shall be cast in the manner, at all times not inconsistent with the terms and intent of the Letter Agreement (as defined in the 2006 Shareholders Agreement), as directed by Garrett with respect to the number of shares of Common Stock owned by the Garrett Parties, and as directed by Sabourin with respect to the number of shares of Common Stock owned by the BDS Parties.
     9. Representations and Warranties of the Parties. Each of the parties hereto represents and warrants to the other parties the truth, accuracy and completeness of the following:
          (a) Ownership of Securities. Each of the parties (i) has good and marketable title to, and rightful possession of, all of its respective MedAire Stock contributed under Section 2(a) above, (ii) has or will have upon the time of contribution good and marketable title to, and rightful possession of, all of its respective MedAire Stock contributed under Section 2(b) above, and (iii) has good and marketable title to, and rightful possession of, all of its respective Common Stock subject to purchase under Sections 4 and 5 above.
          (b) Power and Authority; Enforceability. Each of the parties has the right, power, capacity and authority to execute and deliver this Agreement and to fully perform all of its respective obligations under this Agreement. This Agreement has been duly executed and delivered by each party and constitute a legal, valid and binding obligation of each party, enforceable against each respective party in accordance with its terms.
     10. Execution of Documents and Binding Effect. Each Shareholder (or any other Person representing a Shareholder) selling, transferring, or otherwise disposing of Common Stock or MedAire Stock pursuant to this Agreement will execute and deliver all documents and instruments and take such additional actions as may be necessary or required to carry out the intent and purpose of this Agreement. This Agreement is binding upon and will inure to the benefit of the Shareholders, their heirs, successors, assigns, and personal representatives. Moreover, except as provided in Section 7, this Agreement is intended to benefit only the parties to this Agreement as herein provided and will not be deemed or construed to create or transfer any rights or benefits in or to any other Person whatsoever, except that the Board of Directors of MedAire and the Company shall be third party beneficiaries of Section 7(b)(ii).
     11. Restrictive Legend. The Parties each agree that a legend in substantially the following form will be prominently affixed or otherwise imprinted on each certificate representing the Common Stock, if any, owned by such Shareholder, whether now owned or hereafter acquired:

“The shares represented by this certificate are held subject to the terms and conditions of a Shareholders Agreement dated as of April 18, 2007, and any and all amendments thereto, and may not be encumbered, sold, transferred or otherwise disposed of except in accordance with the terms and conditions thereof.”
     12. Specific Performance. The parties to this Agreement acknowledge and agree that it is impossible to measure in money the damages that would be incurred by each party to this Agreement (and their heirs, successors, assigns, and legal representatives) by reason of any failure to perform any of the obligations contained in this Agreement and agree that this Agreement may be enforced by specific performance without the necessity of the party seeking specific performance to post a bond. Should any party to this Agreement (or any heir, successor, assign, or legal representative) institute any action or proceeding to enforce specifically the provisions of this Agreement, any Person against whom such an action or proceeding is brought waives the claim or defense that an adequate remedy at law exists and will not assert, as a claim or defense, that such a remedy at law exists.
     13. Notices. Any and all notices, offers, acceptances, or other communications provided for in this Agreement are to be given in writing and will be either personally delivered, or delivered by professional overnight delivery service such as DHL, UPS or FedEx. Notices to Shareholders will be delivered to the addresses appearing below their signatures, or to such other address as may have been designated by a Shareholder to the other Shareholders in writing. Notices to the Company will be delivered to it at 331 North Bridge Road, #17-00 Odeon Towers, Singapore 188720. Any written notice required to have been given pursuant to this Agreement will be deemed to have been given upon the personal delivery of such notice to the appropriate party or parties or the date of delivery shown on the records of the professional overnight delivery service. Any written notice given to any of the Garrett Parties will be deemed given to all of the Garrett Parties. Any written notice given to any of the BDS Parties will be deemed given to all of the BDS Parties.
     14. Amendment. No amendment or modification of this Agreement will be valid unless the amendment or modification is in writing and signed by each Shareholder.
     15. Headings. The headings preceding the sections and subsections of this Agreement are for the convenience of the parties to this Agreement only and such headings will not affect or alter the meaning, interpretation, or content of any provision of this Agreement.
     16. Governing Law and Counterparts. This Agreement will be governed by, and construed and interpreted in accordance with, the laws of the State of Arizona. All of the parties to this Agreement irrevocably consent to the exclusive jurisdiction of the federal and state courts located in the State of Arizona with respect to any claim arising under this Agreement. This Agreement may be executed in one or more counterparts, which, when taken together, will constitute a single agreement.
     17. Supersession of Prior Agreements. This Agreement constitutes the entire agreement of the parties to this Agreement with respect to the purchase by the BDS Parties of the MedAire Stock owned by the Garrett Parties, and supersedes all prior and contemporaneous agreements, written or oral, with respect to the purchase of such stock, including, without limitation, those provisions relating to the purchase of MedAire Stock set forth in the Shareholders Agreement, dated as of January 31, 2006, by and among BDS, Gaelic (previously known as Connemara, LLC), and Garrett (the “2006 Shareholders Agreement”). The Parties hereby agree that those portions of the 2006 Shareholders Agreement related to the purchase of MedAire Stock shall be cancelled as of the Effective Date, subject to the last sentence of Section 18 below. In the event of any conflicts or inconsistencies between the provisions of this Agreement and any provisions of the 2006 Shareholders Agreement, the provisions of this Agreement shall in all respects govern and control.
     18. Savings Clause. In the event any term, covenant, or condition of this Agreement or the application thereof to any party or circumstance is, to any extent, held to be invalid or unenforceable, the remainder of this Agreement, or the application of such term, covenant, or condition to parties or circumstances other than those as to which it is held invalid or unenforceable, will not be affected thereby and each term, covenant, or condition of this Agreement will be valid and enforceable. Any court considering the enforceability or validity of this Agreement is hereby directed to modify this Agreement to the minimum extent necessary to make it valid and enforceable. Furthermore, in the event this Agreement as a whole is determined to be invalid or unenforceable, and only in such event, notwithstanding the terms of Section 17 above, the Company shall then be dissolved, the MedAire Stock shall be distributed to the Shareholders in proportion to their ownership of the Common Stock, and the 2006 Shareholders Agreement shall be reinstated and continue to govern.
     19. Further Action. The parties to this Agreement agree to take any and all action and to execute and deliver any further agreements, consents, instruments, or other documents as may be necessary or appropriate (whether in its capacity as a shareholder, director, officer or otherwise) from time to time to give effect to the provisions of this Agreement. The parties further agree to take any and all actions, file such reports and do such other things as may be necessary to comply with all applicable securities laws, and assure that contributions pursuant to Section 2(a) and (b) herein qualify as tax-free contributions under Section 351 of the Internal Revenue Code and the regulations thereunder. Without limiting the generality of the foregoing, the Shareholders shall cause the Company to timely file a Form 3 and Schedule 13D with the SEC, and each Shareholder shall timely file with the SEC a Form 4 reflecting the contribution of MedAire Stock to the Company and an appropriate amendment to such Shareholder’s individual Schedule 13D.
     20. Assignment. Neither Gaelic nor Garrett may assign any of their respective rights or obligations under this Agreement without the prior written consent of the BDS Parties, which consent may be given or withheld at the sole and absolute discretion of the BDS Parties. Any of the BDS Parties may assign any or all of its respective rights or obligations under this Agreement to any of its Affiliates; provided, however, the applicable BDS Party will remain responsible for the satisfaction of such obligations under this Agreement until such time as this Agreement is terminated.
     21. Representation by Counsel; Attorneys’ Fees. Each of the Shareholders has been represented by or has had the opportunity to be represented by legal counsel of its own choice. This Agreement has been negotiated among the parties and if there is any ambiguity, no presumption construing the Agreement against any party will be imposed because this Agreement was prepared by counsel for a particular party. The parties further acknowledge that

(a) the law firm of Gallagher & Kennedy, P.A. has acted as attorneys for the BDS Parties and not as attorneys for the Company or any of the Garrett Parties; and (b) the law firm of Ballard Spahr Andrews & Ingersoll, LLP has acted as attorneys for the Garrett Parties and not as attorneys for the Company or any of the BDS Parties.
     22. Incorporation of Recitals. The parties acknowledge, represent and warrant that the Recitals set forth above are true, accurate and correct. The Recitals are incorporated herein by this reference.
     23. Term and Termination. This Agreement shall commence on the date hereof and shall continue in full force and effect until the first to occur of the following:
          (a) the unanimous agreement of the Shareholders to terminate this Agreement;
          (b) at such time as the Garrett Parties no longer own any shares of Common Stock;
          (c) upon the liquidation of the Company for whatever reason; or
          (d) at the option of a non-defaulting party if the non-defaulting party provides notice to the defaulting party of a material breach by such defaulting party of the obligations set forth in Sections 4 and/or 5 and the defaulting party does not cure such default within five (5) calendar days of the delivery of the notice of default contemplated under this Section 23(d).
Upon termination of this Agreement, if the Company has not already been dissolved, it shall thereafter immediately dissolve and any MedAire Stock then held by the Company shall be distributed to the then existing Shareholders; provided that if at such time the Garrett Parties are not Shareholders of the Company, then the Company shall dissolve only if the BDS Parties so elect.
[Signatures on Following Page]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

COMPANY Procuro, Inc., a Nevada corporation
By:
	Name:	Laurent Sabourin
	Title:	President

BDS Best Dynamic Services Limited, a corporation organized under the laws of the British Virgin Islands
By:
	Name:	Laurent Sabourin
	Title:	Director

Address: P.O. Box 957 Offshore Incorporations Centre Road Town, Tortola, British Virgin Islands
EXCELLUS Excellus Investments Pte Ltd., a corporation organized under the laws of the Republic of Singapore
By:
	Name:	Laurent Sabourin
	Title:	Director

Address:331 North Bridge Road #17-00 Odeon Towers Singapore 188720

GAELIC Gaelic, LLC, an Arizona limited liability company
By:
Name:
Title:

Address: 2448 East Squawbush Place Phoenix, Arizona 85048

Joan Sullivan Garrett

Address: 2448 East Squawbush Place Phoenix, Arizona 85048 JOAN SULLIVAN FAMILY TRUST U/T/A DATED OCTOBER 6, 1993, AS AMENDED

By:	Joan Sullivan Garrett, Trustee

Address: 2448 East Squawbush Place Phoenix, Arizona 85048